As filed with the Securities and Exchange Commission on October 13, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Moscow CableCom Corp.
(Exact name of registrant as specified in its charter)

Delaware	06-0659863
State or other jurisdiction of	(I.R.S. EmployerIdentification No.)
incorporation or organization)

405 Park Avenue
New York, New York 10022
(212) 826-8942
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Andrew M. O'Shea
Chief Financial Officer
Moscow CableCom Corp.
5 Waterside Crossing
Windsor, Connecticut 06095
(860) 298-0444
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Thomas A. Klee, Esq.
Law Office of Thomas A. Klee
55 Bath Crescent Lane
Bloomfield, Connecticut 06002
(860) 242-0004

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.       ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01	2,250,000	$8.305	$18,686,250	$2,367.55

(1)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices on the Nasdaq National Market on October 6, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2,250,000 Shares

MOSCOW CABLECOM CORP.

Common Stock, $0.01 Par Value

These shares may be offered and sold from time to time by certain stockholders identified in this prospectus.  The selling stockholders will receive all of the net proceeds from the sale of the shares.  These stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares.  We will not receive any proceeds from the sale of the shares.

Our common stock, $0.01 par value (the "Common Stock") is traded on the Nasdaq National Market under the symbol "MOCC."  On October 12, 2004, the closing sale price of our Common Stock was $8.50 per share.

Investing in our Common Stock involves a high degree of risk.  See Risk Factors beginning on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 13, 2004.

TABLE OF CONTENTS

Where You Can Find More Information...............................................................................................................................	3
The Company......................................................................................................................................................................	5
The Financing Transaction....................................................................................................................................................	13
Certain Financial Information................................................................................................................................................	16
Special Note Regarding Forward-Looking Information.........................................................................................................	20
Risk Factors........................................................................................................................................................................	20
Use of Proceeds..................................................................................................................................................................	26
Selling Stockholders.............................................................................................................................................................	26
Plan of Distribution...............................................................................................................................................................	28
Legal Matters.......................................................................................................................................................................	28
Experts.................................................................................................................................................................................	28

You should rely only on the information incorporated by reference or contained in this prospectus.  We have not authorized anyone to provide you with different information from that contained in this prospectus.  The selling stockholders are offering to sell, and seeking offers to buy, shares of Common Stock only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC").  You may read and copy any document we file at the Commission's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers such as us that file electronically with the SEC.  The address of the SEC's Internet site is http://www.sec.gov. Our reports, proxy statements and other information filed with the Commission are also available to the public from our at [website address here].

This prospectus is part of a registration statement that we filed with the Commission.  The registration statement contains more information than this prospectus regarding us and our Common Stock, including certain exhibits and schedules.  You can get a copy of the registration statement from the sources listed above.

The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings made by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares:

(1)        Annual Report on Form 10-K for the year ended February 29, 2004;

(2)        Quarterly Report on Form 10-Q for the quarter ended May 31, 2004;

(3)        Current Reports on Form 8-K dated February 24, 2004 (as amended), March 15, 2004, April 2, 2004, April 13, 2004, June 14, 2004, June 16, 2004, June 24, 2004, July 20, 2004, July 21, 2004, August 26, 2004, September 3, 2004, September 20, 2004 and October 12, 2004 (as amended); and

(4)        The description of our Common Stock filed as Exhibit 99.2 to our registration statement on Form S-8 filed on August 19, 2004, File No. 333-118356 and any amendment or report filed to update this description.

You may request a copy of these documents, at no cost, by writing or telephoning us at the following address: Andrew M. O'Shea, Chief Financial Officer, Moscow CableCom Corp., 5 Waterside Crossing, Windsor, Connecticut 06095, tel. (860) 298-0444.

THE COMPANY

General

Moscow CableCom Corp. which was formerly known as Andersen Group, Inc. until February 24, 2004 (referred to herein as "we" or the "Company"), has been incorporated under the laws of the State of Delaware since 1998.  As used herein, "FY04", "FY03" and "FY02" reference the fiscal years ended February 29, 2004, February 28, 2003, and February 28, 2002, respectively.  Other February fiscal year end references are similarly referred to with the appropriate "FY" designation.  Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments or exhibits to those reports will be made available free of charge through the Investors section of the Company's website as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC").

From February 1991 to March 22, 2002, the Company's activities were principally conducted in the areas of manufacturing and investments.  On March 22, 2002, we sold the operating assets of our manufacturing subsidiary, The J.M. Ney Company, and focused our activities on the acquisition of ZAO ComCor-TV ("CCTV")

Acquisition of CCTV

On February 24, 2004, we acquired the 51.3% equity interest of Moskovskaya Telecommunikatsionnaya Corporatsiya ("COMCOR") in CCTV in accordance with the COMCOR Stock Subscription Agreement in exchange for 4,000,000 shares of our Common Stock, a commitment to issue an additional 220,879 shares of Common Stock, which were issued on September 20, 2004, and a cash capital contribution of $3.5 million into CCTV.  The COMCOR Stock Subscription Agreement, as amended by the letter agreement dated February 24, 2004, also committed us to make certain additional cash capital contributions totaling $2.5 million into CCTV, including $1 million which was made in April 2004 and $250,000 which was made in July 2004.  The COMCOR Stock Subscription Agreement obligates us to contribute additional cash or defined assets totaling approximately $5,829,000 to CCTV before July 31, 2005; to the extent that such additional contributions to CCTV's equity are not made, the COMCOR Stock Subscription Agreement obligates us to issue up to an additional 477,994 shares of our Common Stock to COMCOR.  Upon the closing of the "Financing Transaction" described below, these obligations will terminate.

Also on February 24, 2004, through Exchange Agreements with the stockholders of ABC Moscow Broadband Communication Ltd. ("MBC"), the owner of 42.0% of the equity in CCTV, we acquired the 75% of MBC that we did not own in exchange for 2,250,000 shares of our Common Stock. As a result, CCTV is now a wholly-owned subsidiary of the Company.

Business of CCTV

CCTV is a growing Moscow-based provider of cable television and Internet access services that is licensed to provide TV services to 1.5 million customers in Moscow, Russia.  As of August 31, 2004, CCTV had 62,425 terrestrial subscribers, 8,510 pay TV subscribers and 15,709 Internet subscribers in a growing 197,521 homes passed network which presently covers approximately half of Moscow's Central Administrative Region and part of Moscow's Southern Administrative Region, namely Chertanovo, two of Moscow's ten administrative regions.  At August 31, 2004, the network was 41.8% larger than the 139,321 homes passed at August 31, 2003.  The following table presents the growth of CCTV's network and subscriber base:

	December 31,			August 31,
	2001	2002	2003	2004

Homes passed	89,076	107,491	154,786	197,521
Subscriptions for:
Terrestrial television	24,111	42,101	56,395	62,425
Cable television	1,976	3,052	5,181	8,510
Internet	2,018	4,869	10,015	15,709

Subscriber levels reported by CCTV include subscribers who have de-activated their service as of a point in time and who may eventually be dropped from the subscriber count as permanently deactivated ("churn"). For the eight months ended August 31, 2004, CCTV recognized churn for 4,294 terrestrial subscribers, 553 pay TV subscribers and 785 Internet subscribers. During the first eight months of 2004, inactive subscribers as a percent of total reported subscribers were as follows:

	High	Low	Average
Terrestrial subscribers	4.0%	0.6%	1.8%
Cable television	33.3%	28.1%	30.4%
Internet	32.5%	21.0%	25.0%

Fluctuations in the inactive levels are partially due to seasonality factors, additional new subscribers and CCTV's pattern of recognizing churn.  The number of inactive subscribers, particularly for premium services, generally increases during June, July and August, which has been a primary factor for slower revenue growth during this period.  At August 31, 2004, 0.61% of the terrestrial subscribers, 33.3% of the cable TV subscribers and 32.5% of the Internet subscribers were inactive.

Strategic Services Agreement

CCTV entered into the Strategic Services Agreement between CCTV and COMCOR dated April 24, 2000, as amended (the "Strategic Services Agreement"), to lease the Moscow Fiber Optic Network ("MFON") to transport and deliver signals to COMCOR's "last mile" hybrid fiber coaxial ("HFC") network to its customers.  The term of the Strategic Services Agreement is 50 years and will expire in 2053.  COMCOR owns the MFON network satellite and cable television Head-Ends.

Pursuant to the Strategic Services Agreement, COMCOR is obligated to provide CCTV continuous transmission and broadcast of video, data and telephony frequency signals for further transmission to up to 1,500,000 subscribers on preferred terms.  The Strategic Services Agreement is presently exclusive as to HFC connections in areas presently served by CCTV.  CCTV pays COMCOR a fee for services rendered and has no obligation to purchase a minimum amount of transmission services from COMCOR.  CCTV is permitted to purchase similar services from third parties.

COMCOR may not grant any HFC or cable television network other than CCTV access to the MFON in those areas where CCTV currently provides services except that GOAO Mostelecom, the City of Moscow (the "City") government-run cable television service provider, has access to the MFON for the transmission of Russian language broadcasts that are available from "on-air" local broadcasts within Moscow.  CCTV also has a right of first refusal to provide services to areas outside of its exclusive service area utilizing the MFON on the same preferred basis.

CCTV incurs monthly charges for utilization of the MFON in the form of fees for the lease of secondary nodes and a charge for Internet services.  The fee arrangement for the secondary nodes is related to COMCOR's build-out of the secondary node network on CCTV's behalf and CCTV's use after a three-month trial period of the secondary nodes.  For utilization of the secondary nodes, CCTV is obligated to pay the lesser of $350 per secondary node or 20% of the television service revenues generated through such secondary nodes.  CCTV is expected to pay to COMCOR the difference between actual fees paid and the number of secondary nodes used by CCTV at a cost of $350 per secondary node (the "Deficiency Amount").  CCTV has the option to pay the Deficiency Amount at any time or to submit a plan which would provide for reduction of the Deficiency Amount by 20% in each year from 2006 to 2010 through improved operations.  Other fees related to Internet services are charged according to tariff rates set by COMCOR.  COMCOR has the right to increase the tariff rates upon 30 days' notice.  CCTV is entitled to a "Most Favored Nation" customer status which ensures that it pays fees 30% less than those charged to others on the MFON receiving the same services.

CCTV and COMCOR are currently negotiating an amended and restated Strategic Services Agreement, which they expect will be executed prior to the closing of the Financing Transaction.

CCTV Network

CCTV provides the "last mile" solution through its HFC network which connects the end user to the MFON.  The density of the MFON greatly reduces the distance to the end user and accordingly helps reduce last mile costs and construction time.  Recent construction has averaged approximately $65 per home passed.  Additional installation costs are for the account of the customer, which are about $17.

CCTV's HFC network has bandwidth capacity of 862 megahertz.  It can accommodate (i) both digital and analog transmission, (ii) interactive TV through the return path, and (iii) high speed data traffic ranging up to 1,024 Mb/sec.

Business Strategy of CCTV

CCTV's strategy is to become the leading Russian video entertainment and data communications service provider by aggressively building-out its Moscow license area and leveraging the technological capabilities of its broadband communications access network to deliver highly desirable product to consumers and small- and medium-size enterprises, while maintaining low-cost operations and investing for growth.

Products and Services of CCTV

Cable Television

CCTV offers two types of services in cable television: terrestrial and pay TV.  The terrestrial package consists of 16 terrestrial stations and is priced at RUR 50 per month, or approximately $1.72 per month.  The pay TV service includes the terrestrial package and offers a choice of two additional packages: (i) Planet, with 17 additional channels and 18 radio channels priced at RUR 270 per month, or approximately $9.31 per month, and (ii) Constellation, with 33 additional channels priced at RUR 420 per month, or approximately $14.48 per month.  In addition, beginning in June 2004, CCTV began offering its subscribers packages of content from the premier Russian satellite operator and content provider NTV+, including sports, movies and children's programming.  The entry level package of 2 movie channels costs RUR 70 or approximately $2.41, the full selection of 4 movie channels costs RUR 330 or approximately $11.35, sports package - RUR 330 or approximately $11.35 and the all-inclusive combo package of movies and sport - RUR 550 or approximately $18.92 per month.  The existing contract with NTV+ allows CCTV to sell new contracts for NTV+ products until December 31, 2005 and offer NTV+ services to all connected customers until December 31, 2008.  The deadline of December 31, 2005 will be automatically extended for subsequent 2-year periods unless either CCTV or NTV+ gives notice of termination.  The NTV+ channels are sold as premium packages to customers of Constellation.

As of August 31, 2004, CCTV had 62,425 terrestrial and 8,510 pay TV subscribers, respectively.  This represents increases of 21.7% and 95.5%, respectively, over subscriber levels as of August 31, 2003.  The market penetration levels of accessed homes for CCTV's terrestrial television services and its pay TV services at August 31, 2004 were 31.6% (the reason for that was the pace of construction not the loss of subscribers) and 4.3%, respectively, as compared to market penetration levels of 36.8% and 2.0%, respectively, as of August 31, 2003.  Certain areas, or zones, had market penetration rates as high as 42.5% and 8.6%, respectively, while the newly-accessed zones had penetration levels as low as 7.5% and 2.0%, respectively.  The Company expects further increases in market penetration of existing accessed homes, and to grow its subscriber base in new homes it plans on accessing in the future.

The Company has successfully completed tests of digital TV services and plans to launch the new service in the first quarter of 2005.

High-Speed Internet Access

CCTV offers several packages of high-speed Internet access with varying speed, data limits and prices.  These services deliver access to the Internet at speeds of up 1,024 Mb/sec and provide unique online content.  CCTV's network includes standard Internet service provider functionality, such as e-mail accounts, web page hosting, physical hosting, access to Internet news groups, games, etc.  Among the Company's new product additions is a family of moderately priced Internet tariffs with unlimited data traffic.  CCTV considers this product to be highly competitive.  Pricing for the Internet service ranges from approximately $15.48 to $67.08.  As of August 31, 2004, CCTV had 15,709 Internet subscribers, which represents an increase of 111.7% over subscriber levels as of August 31, 2003.  The market penetration of accessed homes at August 31, 2004 was 8.0% as compared to 5.3% at August 31, 2003.  However, penetration rates within defined zones varied from 2.3% to 15.1% at August 31, 2004, and much of this variation was due to the amount of time the area had been part of CCTV's access network.  The Company believes that recent and future market penetration improvements have been and will be achieved through both newly introduced sales and marketing strategies and planned sales and marketing programs.

Bundling

CCTV considers bundling to be an important business strategy.  A bundled customer is one who currently subscribes to both cable television and high-speed Internet access, and receives such services at a discount.  CCTV believes that the bundle increases its operating efficiencies and provides a strong competitive advantage.  As of August 31, 2004, CCTV had approximately 5,068 bundled customers.

CCTV Customer Service

Strong customer service is a key element of CCTV's business strategy to deliver advanced communications services to its customers.  CCTV believes that high level of customer satisfaction will allow it to compete more effectively as it delivers broadband services of video entertainment, high-speed Internet access and, in the future, local and long-distance telephony and other services.  CCTV emphasizes training as a key priority for its customer contact employees and plans a number of training seminars and workshops for them.

CCTV Programming

Strong customer service is a key element of CCTV's business strategy to deliver advanced communications services to its customers.  CCTV believes that a high level of customer satisfaction will allow it to compete more effectively as it delivers broadband services of video entertainment, high-speed Internet access and, in the future, local and long-distance telephony and other services.  CCTV emphasizes training as a key priority for its customer contact employees and plans a number of training seminars and workshops for them.

Competition of CCTV

Cable Television

The broadband market in Moscow is in its infancy and competition is limited.  In addition to CCTV, there are currently three other major carriers of commercial television, and one company which has announced its intent to enter the Moscow market.

NTV+ is Russia's largest commercial TV provider, offering a Direct-To-Home ("DTH") satellite service and an extensive library of attractive local content.  CCTV estimates that NTV+ has approximately 100,000 subscribers in Moscow.  As of June 2004, CCTV began carrying all NTV+ channels on its network.  While our monthly rates equal those charged by NTV+, our installation rates are much lower.

Kosmos TV is a commercial TV supplier employing Multipoint Microwave Distribution System ("MMDS") technology.  With much of its content in English, Kosmos-TV is widely used by hotels and the expatriate community.  CCTV believes that the number of Kosmos TV subscribers has remained relatively stable for several years and is estimated at fewer than 20,000 subscribers.

Versatel, which operates under the brand name Divo TV, delivers a pay TV package via MMDS technology over the existing community rooftop antennas owned by Mostelecom, the City's terrestrial TV delivery system.  It is currently the only platform in Moscow which offers a limited version of a pay-per-view service.  CCTV estimates that Versatel has approximately 15,000 subscribers.

Sistema Telecom is a telecommunications arm of AFK Sistema, a Russian conglomerate.  MTU-Intel, a subsidiary of Sistema Telecom which operates under the trade name of "Tochka Ru" (Dot Ru) has been providing broadband Internet services based on the ADSL technology to the business community since 2000.  In February 2004 it extended its offering of the broadband Internet services to residential customers and has recently announced plans to launch ADSL-based pay TV services in 2005 as an add-on to its core Internet access business.  The ADSL is not considered to be the optimal platform for the provision of TV services in terms of its cost and functionality.  One of the key competitive advantages of MTU-Intel is its broad customer reach.

High-Speed Internet Access

There are currently a number of Internet service providers in Moscow both for residential and business customers.  However, broadband service for residential customers remains a novel offering with high potential.  CCTV's primary competitor in the area of broadband Internet is a recent offering by MTU-Intel through the ADSL technology.  CCTV estimates that ADSL accounts for approximately 25,000 residential subscribers throughout Moscow.  A number of small companies provide Internet to local communities at moderate to low prices but without proper customer service support and professional quality control levels.  CCTV is not aware of any competitor which broadly provides and markets both video and data services.  MTU-Intel made a new aggressive offer to residential customers in September 2004 of unlimited access at a rate of $20 per month.  CCTV has been offering a $15 service for lower income customers since 2001 and now is planning to improve this service to have a stronger competitive position against MTU's offer.

Internet usage in Russia is growing rapidly.  A study produced by the telecom consulting firm J'Son & Partners in June 2004 indicates that over 15 million Russians will be using the Internet by the end of 2004.  Internet usage grew by 40% in 2003 to 11.6 million of whom over 50% went online once a week.  Although the study shows that 55% of users still use dial up, the trend is toward replacing dial-up by broadband where available.

CCTV Community Service

The City has an indirect ownership interest in CCTV through its 30% ownership interest in COMCOR.  CCTV expects to play a significant role in accomplishing the City's social objectives through improving the transmission of entertainment and information to its citizens.  During 2003, CCTV was selected as a subcontractor to COMCOR for a City-sponsored program for a 10,000 homes passed network in the Zelenograd region at the City's expense.

Investment in the Institute for Automated Systems

Through CCTV and MBC, the Company owns approximately 43.5% of Institute for Automated Systems ("IAS"), a provider of telephone and data transmission services to businesses in Moscow and the Moscow region.  IAS provides its customers traditional circuit-switched and VOIP local, long-distance and international calling with a full array of associated features. In addition, it offers IP, X.25 and Frame Relay data transmission services.  CCTV with IAS is capable of delivering a complete integrated solution to its customers, including (i) bundled telephony and Internet services, (ii) corporate, private and regional telecommunications network design and (iii) the provision and installation of associated equipment.  IAS also has a long-standing relationship with British Telecom for which IAS manages its Moscow data center.

CCTV is now considering limited commercial trials, in close cooperation with IAS, of the VOIP telephone service delivered over CCTV's HFC network.

IAS does not own any network infrastructure and leases required channels from major telecommunication service providers.  COMCOR is the largest provider of such services to IAS through the MFON.  IAS' principal physical assets include a modern telecommunications node which enables IAS to provide its wide range of services and two office buildings in central Moscow.

COMCOR, through a 100%-owned affiliate, owns an additional 30% of IAS.  At the March 2004 extraordinary shareholder meeting, the Board of Directors of IAS authorized the placement of 650,000 additional common shares of IAS (the "IAS Common Stock"), representing a 264% increase in its current outstanding shares.  This placement will allow IAS to repay approximately $1.8 million of outstanding indebtedness to a Russian bank.  It is expected that COMCOR will be the main purchaser of the proposed share issuance.  On August 26, 2004, the Company and COMCOR entered into an amendment to the COMCOR Stock Subscription Agreement pursuant to which the parties agreed that COMCOR will sell 282,722 shares of IAS Common Stock to us for a purchase price of RUR 82 per share for an aggregate purchase price of RUR 23,183,204, which is equal to the price paid by COMCOR for such shares of IAS Common Stock.  We and COMCOR agreed that if, after giving effect to such sale, we will not own at least 43% of the issued and outstanding shares of IAS Common Stock, calculated on a fully diluted basis, COMCOR will sell to us such additional number of shares of IAS Common Stock at RUR 82 per share that shall cause us to own at least 43% of the issued and outstanding shares of IAS Common Stock, calculated on a fully diluted basis.  As described below under "Proposal 1-Material Agreements-Other Agreements in Connection with the Financing Transaction-Amendment to COMCOR Stock Subscription Agreement," CNI and COMCOR have agreed that COMCOR will promptly, but no later than ten business days following the closing of the Financing Transaction, exercise its right to purchase the IAS Common Stock and sell a portion of such IAS Common Stock to the Company.

Legislation and Regulation Affecting CCTV

In the Russian Federation, the federal government controls the regulation of telecommunication services.  The principal legal act regulating the provision of telecommunication services is the Federal Law on Communications dated July 07, 2003, № 126-FZ (the "Federal Communications Law").  Among other elements, the Federal Communications Law provides for the following:

  Licensing of telecommunication services;
  Legal status of networks;
  Requirements for networks and telecommunication equipment;
  Cooperation between network operators; and
  Legal rights of and relationships between subscribers and operators.

The Federal Communications Law came into force on January 1, 2004.  Currently the government is in the process of preparing a set of legal acts allowing for the actual implementation of the Federal Communications Law (Russian Government order № 1776-r of December 04, 2003).

In accordance with the current structure of the federal authority agencies (as approved by the Order #649 of the President of the Russian Federation dated May 20, 2004), the telecommunication industry is regulated by the following federal agencies:

  Ministry of Information Technologies and Communications (the "Communications Ministry") of the Russian Federation (responsible for the preparation of  legal acts and adoption of regulations in the area of communications);
  Federal Service for Supervision over Communications (responsible for the control and supervision of the telecommunication industry);
  Federal Communications Agency (responsible for law enforcement); and
  Federal Information Technologies Agency (responsible for law enforcement).

In addition to the regulation by the Federal authorities, CCTV's operations are regulated by Moscow Law #2 on Cable Television dated January 28, 1998, which specifically applies to the activity of cable TV operators in Moscow.  This law establishes (i) rules and procedures for cable TV network operations; (ii) the legal status of the industry participants; (iii) the underlying principles of their interaction with the City government, local government bodies and consumers; and (iv) protection procedures against illegal actions and infringement.

CCTV currently provides TV broadcasting services, telematic services and data transmission services under three licenses (the "Licenses") that expired in August and September 2004.  Applications for renewal of each of the Licenses were filed with the Communications Ministry on June 24, 2004.  The Communications Ministry returned these applications to CCTV on July 5, 2004, stating that the Communications Ministry was unable to renew such Licenses because (i) the  Federal Agency for Surveillance in the Communications Field, a governmental authority responsible for the issuance of telecommunication licenses (the "Communications Service"), has not been registered as a legal entity and (ii) the list of communications-related activities that are subject to licensing has not been approved following the commencement of the reorganization of the Russian Government in March 2004.  On July 28, 2004, CCTV sent a letter to the Communications Service, requesting that the Communications Service inform CCTV as to what action, if any, it is required to take until its Licenses are renewed.  On August 25, 2004, CCTV received a response from the Communications Service, requesting that CCTV re-submit its applications for renewal of the Licenses, which CCTV did on September 30, 2004.

The Company and CCTV expect that the Licenses will be renewed, although there can be no assurances that they will be renewed.  The Company believes that the risk of the Licenses not being renewed is minimal.  CCTV has complied will all statutory requirements to obtain the renewal of its Licenses.  Nevertheless, CCTV could be deemed to be operating in violation of Russian law that provides for civil, administrative and criminal liability for engaging in licensed activities without a valid license.  If the Licenses are not renewed and CCTV is found to be in violation of applicable Russian law, there would be a material adverse effect on CCTV's and the Company's financial condition and results of operations.

As opposed to the Russian channels, none of the foreign channels currently being broadcasted are registered as mass media in Russia.  However, the Russian Federal Law on Mass Media No. 107-FZ dated August 4, 2001 stipulates that only TV and video programs registered by the appropriate governmental authorities can be distributed (broadcast) in Russia.  There are no legal provisions or acts regulating the requirements for registration of foreign mass media broadcast in Russia.  In accordance with the Russian Federal Law on Mass Media, executive authorities may establish such order at any time.

CCTV makes all necessary payments for copyrights to TV companies in accordance with existing license agreements.  However, CCTV currently does not make any additional payments with respect to copyright programs transmitted through the HFC network to organizations which operate collective copyright.  This is due to the fact that the current legislation does not contain proper procedures regulating the legal relationship between cable TV operators (all decrees in this area were adopted in 1994-1996), the size of payments, and the fact that there are two competing organizations dealing with copyright (the Russian Copyright Association and the Russian Association of Authors and Other Right Holders).

CCTV also has licenses for construction engineering and construction services which were issued in August and September 2003 and expire in 2008.  The Company and CCTV similarly expect these licenses will be renewed upon their expiry.

Other Matters

The Company also has made investments in the common stocks of financial institutions, primarily through the subscription for shares of the common stocks of mutual savings banks as part of their de-mutualization process.

THE FINANCING TRANSACTION

On August 26, 2004, we entered into a series of agreements (the "Financing Transaction") with affiliates of Columbus Nova Capital, a private global investment group, pursuant to which they will provide us with a $51 million financing package, which is expected to provide us with funds that we believe will be sufficient to allow CCTV to expand its network to up to 1,000,000 homes passed within three years from the closing of the proposed Financing Transaction.  The Financing Transaction is divided into an equity component and a debt component.  The following summarizes the material terms of the Financing Transaction:

The equity component will consist of:

  An investment of $22.5 million in the newly created Series B Preferred Stock at $5.00 per share, which would give CNI an ownership interest in the Company of approximately 34% of the fully diluted outstanding voting stock of the Company immediately following the closing of the Financing Transaction.  The Series B Preferred Stock will have voting and other rights identical to our Common Stock, with the exception of having a $5.00 per share liquidation preference for a period of four years and will be convertible into Common Stock on a share for share basis; and

  CNI will be issued Warrants entitling it to purchase an additional 8,283,000 shares of Series B Preferred Stock for $5.00 per share during the five-year period following the closing of the Financing Transaction which, if exercised, would bring CNI's holding in the Company to approximately 55% of the fully diluted outstanding voting stock of the Company.

The debt component will consist of:

  A $28.5 million term loan facility (the "Term Loan") among Columbus Nova DF Ltd. ("CND"), an affiliate of Columbus Nova, CCTV as borrower and the Company as guarantor.  The Term Loan consists of two loans with a term of five years at an interest rate of 12% per annum plus a commitment fee of 1.25% on unutilized portions and will be secured by certain assets of the Company, CCTV and other subsidiaries of the Company.  $18.5 million of the Term Loan will be funded at the closing of the Financing Transaction and the remaining $10 million will be funded when CCTV meets certain operational milestones; and

  A $4 million working capital bridge loan facility (the "Bridge Loan") among CND, CCTV as borrower and the Company as guarantor.  The Bridge Loan is at an interest rate of 12% per annum plus a commitment fee of 1.25% on the portion not yet drawn down and is unsecured.  The purpose of the Bridge loan is to allow CCTV to continue with its construction plans for the build-out of its broadband communications access network and to provide capital for expanded sales and marketing.  CCTV drew down $2 million under the Bridge Loan on September 3, 2004 and is entitled to draw down an additional $1 million on or after each of October 1, 2004 and November 1, 2004.  The Bridge Loan is expected to mature upon the closing of the Financing Transaction.

Upon closing of the Financing Transaction, a team of experienced professionals selected by Columbus Nova with extensive experience in operating broadband cable networks worldwide will join our senior management team.  Warren Mobley will be appointed our Chief Executive Officer and Donald Miller-Jones will be appointed our Chief Financial Officer.  Messrs. Mobley and Miller-Jones are currently providing consulting services to the Company.  They, along with Charles Roberts and Dr. Ali Mohamed Ahmed, who are also currently providing consulting services to the Company and who will remain as consultants after the closing of the Financing Transaction will enter into employment and consulting agreements with the Company and will be granted options to purchase, in the aggregate, approximately 5% of our the fully-diluted outstanding Common Stock.

On August 26, 2004, CNI also entered into Voting Agreements with certain stockholders of the Company holding more than 53% of the Company's outstanding Common Stock, including Moskovskaya Telecommunikatsionnaya Corporatsiya ("COMCOR"), a Russian company that owns approximately 48.0% of our outstanding Common Stock, and a group consisting of Oliver R. Grace, Jr., our Chairman, President and Chief Executive Officer, Francis E. Baker, James J. Pinto and Thomas McPartland, Directors of the Company, and Andrew M. O'Shea, our Chief Financial Officer, who collectively have voting power over approximately 5.9% of our outstanding Common Stock (the "Voting Agreements").  Pursuant to the Voting Agreements, these stockholders have granted CNI their irrevocable proxies to vote in favor of the Financing Transaction Proposal and the Related Proposals and, accordingly, CNI has been granted proxies with respect to a sufficient number of shares necessary to approve the Financing Transaction Proposal and the Related Proposals.

On August 26, 2004, CNI and COMCOR entered into a Shareholders Agreement (the "Shareholders Agreement") pursuant to which they agreed (i) to use their best efforts to vote for each other's nominees to the Board of Directors of the Company, with CNI initially naming six nominees and COMCOR naming three nominees to an eleven person Board of Directors; (ii) to restrict the sale or transfer of their shares of voting stock of the Company and to grant mutual tag-along rights in the event of sales of their securities; (iii) to take actions necessary to cause the Company to acquire from COMCOR, in exchange for shares of our Common Stock, all the shares of common stock of  IAS, a provider of telephone and data transmission services to businesses in Moscow and the Moscow region, that are directly or indirectly held by COMCOR or its affiliates; (iv) to take actions necessary to cause the Company to enter into new contracts with certain Company and CCTV executives and to create an option pool of up to 5% of the Company's voting securities for such persons; and (v) prior to the closing of the Financing Transaction, to work with the Company on restructuring the Strategic Services Agreement.

Upon the closing of the Financing Transaction, our Board of Directors will be expanded from the present nine members to eleven members.  It is currently anticipated that the new Board members to be added will include Andrew Intrater and Ivan Isakov, both of Columbus Nova, Warren Mobley and David R. Van Valkenburg.  For more information about these persons, see "Proposal 1-New Board of Directors-CNI Nominees."  Two additional Board members will be selected by CNI.  Current Board members Francis E. Baker, Thomas McPartland, Louis A. Lubrano and Sergey Mitrikov are expected to resign effective as of the closing of the Financing Transaction.

There can be no assurance that the Financing Transaction will be consummated.

CERTAIN FINANCIAL INFORMATION

Prior to and through February 24, 2004, the Company had accounted for its investment in MBC using the equity method of accounting on a two-month lag basis.  As a result of the acquisition of CCTV and MBC on February 24, 2004, the Company has consolidated their balance sheets as of December 31, 2003 into its consolidated balance sheet as of February 29, 2004, after allocating the purchase price to the fair value of their assets and liabilities.  The Company recognized intangible assets related to licenses for broadcast and other services and preferential rates on MFON utilizations of $6,062,000 as well as goodwill of $4,493,000 on the transaction.

Commencing with the first quarter of FY05, the Company consolidated CCTV's and MBC's results of operations on a two-month lag basis, but CCTV's and MBC's results for the period from January 1, 2004 to February 24, 2004 (the date on which they were acquired by the Company) were excluded to the extent that the Company did not have a direct or indirect equity interest in their results prior to the acquisition.

In addition to financial information incorporated herein by reference, the following pro forma financial information concerning the results of operations of the Company for FY 04 as if CCTV and MBC were acquired on March 1, 2003 is presented herein.

Moscow CableCom Corp.
Unaudited Pro Forma Statements of Operations
For the Year Ended February 29, 2004
(In thousands, except per share data)

(Unaudited)

	Moscow CableCom Corp.	Moscow Broadband	ComCor-TV	Eliminations	Pro Forma Adjustments	Pro Forma Totals
	(Note A)	(Note A)		(Note B)	(Note C)
Sales and revenues:
Subscription fees			$2,626			$2,626
Connection fees and equipment sales			421		$ (77)	344
Other			599			599
	-	-	3,646	-	(77)	3,569

Cost of sales			5,000		(787)	4,213

Gross margin	-	-	(1,354)	-	710	(644)

General and administrative	2,956	316	3,177		30	6,479

Operating income (loss)	(2,956)	(316)	(4,531)	-	680	(7,123)

Investment income and other income	1,629	17		(11)		1,635
Interest expense	(245)		(11)	11		(245)
Foreign exchange loss			(34)			(34)

Income before equity in losses of unconsolidated subsidiary and income taxes	(1,572)	(299)	(4,576)	-	680	(5,767)

Equity in losses of Moscow Broadband	(643)			643		-
Equity in losses of ComCor-TV		(2,272)		2,272		-
Equity in losses of IAS (Note D)			(345)		(15)	(360)

Loss before income taxes	(2,215)	(2,571)	(4,921)	2,915	665	(6,127)

Income tax (benefit)	(57)		(376)		64	(369)

Net (loss) income	(2,158)	(2,571)	(4,545)	2,915	601	(5,758)

Preferred dividends	(282)					(282)

(Loss) applicable to common shareholders	$(2,440)	$(2,571)	$(4,545)	$2,915	$601	$6,040

Loss per Common Share - Basic and Diluted:	$ (1.12)					$ (0.70)

Weighted average shares outstanding - basic and diluted (Note E)	2,100	2,250	4,254			8,604

Moscow CableCom Corp.
Notes to unaudited Pro Forma Consolidated Statement of Operations for the Year Ended February 29, 2004

(A)  The historical income statement information covers the year ended February 29, 2004 for Moscow CableCom Corp. (the "Company") and the year ended December 31, 2003 for each of ABC Moscow Broadband Communication Ltd. ("MBC") and ZAO ComCor-TV ("CCTV").  Such information is derived from the Company's Form 10-K for the year ended February 29, 2004 and from information provided by MBC and CCTV.

(B)  Elimination entries

Eliminate intercompany interest on loan balances between MBC and CCTV:

Reduce investment income	$(11)
Reduce interest expenses	$(11)

Consolidating Entries

Elimination of equity losses of Moscow Broadband and ComCor-TV previously recognized by Moscow CableCom Corp for the year-ended February 24, 2004:

Add back: Equity in losses of Moscow Broadband	$ 643
Add back: Equity in losses of ComCor-TV	$2 272

(C)   Summary of Pro Forma Adjustments

The following Pro forma adjustments have been prepared as if the Company's acquisitions of CCTV and MBC occurred on March 1, 2003.

Revenue
To reduce previously recognized deferred revenue to its fair value.	$77

Cost of Sales
Differential between the historical cost and the fair value of inventory used	$46
Differential between CCTV's previously recognized intangible assets amortization and amortization of intangible assets based on February 29, 2004 purchase price allocation	(292)
Differential between the historical cost and the fair value of deferred expenses	(76)
Total cost of sales adjustments	$(787)

General and administrative expenses
Differential between previously recognized depreciation expense and depreciation expenses calculated based on February 29, 2004 purchase price allocation.	$30

Equity in losses of IAS
Increase in the equity losses of IAS based upon the increased ownership as a result of MBC's approximately 1.8% ownership in IAS being added to CCTV's approximately 41.7% ownership.	$15

Income tax benefit
Income tax effect of February 29, 2004 purchase accounting adjustments.	$64

(D) Institute For Automated Systems

On a pro forma basis, the Company will own approximately 43.5% of the outstanding stock of Institute for Automated Systems ("IAS"), a Russian telecommunications company that has a data communication network in Russia.  The following presents the results of its operations for the year ended December 31, 2003 (in thousands):

Statement of Operations	Year ended December 31, 2003
Revenues	$ 5,425
Cost of revenues	(3,962)
Operating expenses	(2,272)
Loss from operations	(809)
Income tax expense	(17)
Net loss	$ (826)

(E)  Pro forma weighted average shares outstanding

Pro forma weighted average shares outstanding as a result of the transactions to effect the acquisitions of MBC ans CCTV are as follows (in thousands):

Year Ended February 29, 2004
Weighted average shares outstanding
Actual	2,100
Pro forma adjustments:
Issuance of shares to MBC stockholders	2,250
Issuance of shares to COMCOR, including shares to be issued	4,254
Total pro forma weighted average shares outstanding	8,604

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains or incorporates "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.   Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions and which include words such as "believes," "plans," "anticipates," "estimates," "expects" or similar expressions.  In addition, any statements concerning future financial performance, ongoing business strategies or prospects and possible future actions which may be provided by the Company are also forward-looking statements.  Forward-looking statements are based on assumptions, expectations and projections about future events and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.  Factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements, include, but are not limited to those discussed below under "Risk Factors."

Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect new information or the occurrence of unanticipated events. New factors may emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

RISK FACTORS

Investment in our Common Stock involves a high degree of risk.  You should carefully consider the following risks, together with other information contained or incorporated by reference in this prospectus, before making an investment decision.  Our business, operating results and financial condition could be adversely affected by any of the following risks, in which case the trading price of our Common Stock could decline and you could lose all or part of your investment.

Risks Related to Owning Our Common Stock

Our Common Stock is currently traded on the NASDAQ National Market.  Our Common Stock is thinly traded, which can result in volatility in the price of our Common Stock.  We may sell significant amounts of additional shares of Common Stock or other securities convertible or exchangeable into our Common Stock, which may have the effect of adversely affecting the price of our Common Stock.  Such additional issuance may also have a dilutive effect on the share ownership of our existing stockholders and the book value and earnings per share of our Common Stock.

Risks Related to Our Business and Financial Condition

Following the initial and subsequent investments into CCTV which the Company consummated in February 2004, the business of the Company consists primarily of the business of our wholly-owned subsidiary CCTV.  Accordingly, the following discussion relates primarily to the risks and uncertainties that affect CCTV.

We may experience liquidity difficulties.

The agreements with COMCOR that were consummated in February 2004 that resulted in the acquisition of CCTV require the Company to contribute additional capital to CCTV.  In April 2004, the Company transferred approximately $862,000 to CCTV.  Additional required contributions are contingent upon a capital raising event, or if they are not made by July 31, 2005, the Company is required to issue additional shares to COMCOR which would result in dilution of existing shareholders of the Company.  Upon the closing of the "Financing Transaction" described above, these additional obligations will terminate.

We may not be able to attract sufficient capital to continue to fund CCTV's operations and its growth plans, or, if we are successful in attracting additional investment, the terms of such investment may be significantly dilutive to our existing stockholders in terms of percentage ownership, book value or market value.  Our capital resources are being used to meet operating expenses, debt service requirements and dividends on our preferred stock.  Without additional sources of capital, we may not be able to invest significant additional amounts, if any, to support CCTV's operations and business plan.  Based on operating cash flow projections for FY05, we will require an additional $1.7 million of additional financing over the next twelve months.  Currently, we have commitments from our existing stockholders to invest an additional $2.1 million of funding if other financing is not obtained to fund our current operations.  We believe that our existing cash and short-term investment resources together with the financing commitments from our existing stockholders are sufficient to meet our requirements for the next year, but there is no assurances that they will in fact be sufficient.

CCTV's operations, while demonstrating significant revenue growth during the last two years, are operating at a stage in which its revenues are not sufficient to meet its cash operating expenses.  In addition, CCTV's operating plans involve the continued build-out of its access network, which will be necessary to enable it to further market its services to more homes and small businesses.  Our capital resources are not expected to be sufficient for CCTV to meet its operating plan, resulting in CCTV having to delay, change or abandon market opportunities.  CCTV's purchase commitments for network equipment totaled $254,000 as of February 29, 2004.  In addition, CCTV anticipates that it may enter into material purchase commitments in the future based on the availability of additional capital.  Accordingly, without new sources of capital, our future growth could be substantially limited and we may not become profitable.

The closing of the Financing Transaction is expected to provide us with funds that we believe will be sufficient to allow CCTV to expand its network to up to 1,000,000 homes passed within three years from the closing of the Financing Transaction.  However, there is no assurance that the Financing Transaction will close.

The actual amount of funds necessary to implement CCTV's strategy and business plan may materially exceed current estimates, which could have a material adverse effect on our financial condition and results of operations.

The actual amount of funds necessary to implement CCTV's strategy and business plan may materially exceed our current estimates in the event of various factors including: departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory developments, engineering design changes, and technological and other risks.  If actual costs do materially exceed current estimates for these or other reasons or CCTV is unable to control or reduce costs, this could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Operation of CCTV

Because CCTV has had a limited operating history, future performance is difficult to predict.

CCTV's business strategy has been implemented recently and although it has experienced relatively strong growth in revenues, to date CCTV's revenue growth has not been adequate to have it reach profitability or achieve positive cash flow from operations.  The growth of CCTV depends on the appeal of the services it provides to Russian consumers. CCTV's ability to establish itself in the Russian market will be affected by several factors, including the ability of CCTV or the Company to attract adequate capital to fund its operations and capital expenditures, and the ability of CCTV to continue and expand its growth rates in an increasingly competitive market. There is no assurance that CCTV will be successful in effectively implementing its business strategy and, because CCTV has had a limited operating history, investors have limited basis upon which to form an evaluation of the prospects for the Company's performance and an investment in the Company's Common Stock.

There is no assurance that a market for CCTV's future services will develop or that CCTV can satisfy subscriber expectations.

CCTV currently offers its subscribers a number of value-added services, such as high-speed Internet access and cable television.  It also plans to offer IP-based telephony and web hosting service.  CCTV may not be successful in creating or competing in a market for these value-added services. In particular, CCTV may not be able to:

  Enhance its current services;
  Develop new services that meet changing subscriber needs;
  Generate significant demand for its new services through successful advertising and marketing initiatives;
  Satisfy subscriber expectations with respect to value-added services;
  Provide its new services in a profitable manner; and
  Continue to offer value-added services in the event of adverse changes in economic conditions.

Our future financial results could be adversely impacted by asset impairments or other charges.

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, we are required to test both acquired goodwill and other indefinite-lived intangible assets for impairment on an annual basis based upon a fair value approach, rather than amortizing them over time. We have chosen to perform our annual impairment review of goodwill during the fourth quarter of each fiscal year.  We are also required to test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce our enterprise fair value below its book value.  These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors.  If our market value is less than our book value for an extended period of time, we could be required to record an impairment charge.  We may also be required to record an earnings charge or incur unanticipated expenses if, due to a change in strategy or other reason, the Company determines that the value of other assets has been impaired or we terminate a contractual commitment.  The amount of any such annual or interim impairment or other charge could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

CCTV operates in a highly competitive industry.

There is substantial competition in the television service industry.  We expect competition to intensify as a result of the development of new technologies, products and services, wireless number portability, and as market penetration increases.  Other television service providers serve each of the markets in which CCTV competes.  This competition may put downward pressure on subscriber and revenue growth and profit margins.  Television service providers compete principally on service area, price, service quality and features.  CCTV's ability to compete successfully will depend on its ability to anticipate and respond to various competitive factors, including service quality, coverage area, new services, service features and enhancements, changes in consumer preferences, demographic trends, economic conditions and competitors' pricing strategies.

Market prices for television services may decline in the future.

Market prices for standard television services have declined in the past and we anticipate that market prices for them will continue to decline.  We expect significant competition among television service providers may continue to drive service and equipment prices lower.  We also expects that there will be increases in advertising and promotional spending, along with increased demands on access to distribution channels.  All of this may lead to greater choices for customers, possible consumer confusion, and increasing movement of customers between competitors, which we refers to as "churn."  If market prices decline, it could adversely affect CCTV's ability to grow revenue, which would have a material adverse effect on our financial condition and results of operations.

Significant changes in technology or demand for television service could materially adversely affect us.

The television service industry is experiencing significant technological change. This change includes:

Evolving industry standards;
Ongoing improvements in the capacity and quality of digital technology;
Shorter development cycles for new products, enhancements and changes in end-user needs and preferences;
Development of data and high bandwidth network capabilities;
Migration to next-generation services; and
Expanded availability and functionality of other competing technologies.

The pace and extent of customer demand may not continue to increase, which could result in shortfalls from anticipated subscriber growth rates.  As a result, the future prospects of the industry and of CCTV and the success of its competitive services remains uncertain.  Also, alternative technologies may develop that may provide alternative service superior to that available from CCTV.  Such developments could have a material adverse affect on us.

Risks Related to Russia

Economic instability in Russia could adversely affect CCTV's business.

Since the end of communism in the early 1990s, Russia's economy has been undergoing a rapid transformation from a one party state with a centrally planned economy to a pluralist democracy with a market-oriented economy.  This transformation has been marked by periods of significant instability.  In particular, the Russian government's decision to temporarily stop supporting the ruble in August 1998 caused the currency to collapse.  At the same time, the Russian government defaulted on much of its short-term domestic debt and imposed a 90-day moratorium on foreign debt payments by Russian companies.  The Russian government subsequently entered into protracted negotiations with its creditors to reschedule the terms of its domestic and foreign debt.  Thus far, these negotiations have not yielded terms favorable to Western creditors.  It is possible that Russia may default on its domestic or foreign debt in the future or take other actions that could adversely affect its financial stability.  Operating in such an economic environment makes it more difficult for CCTV to obtain and maintain credit facilities, access international capital markets and obtain other financing to satisfy CCTV's future capital needs.

The August 1998 financial crisis marked the beginning of an economic downturn that affected the entire Russian economy and resulted in Russia's equity market being the worst performing equity market in the world for 1998.  Although the Russian economy has experienced a positive trade balance in recent years, future downturns in the Russian economy are possible and could diminish demand for CCTV's services and CCTV's ability to retain existing subscribers and collect payments from them.  Future downturns in the Russian economy could also prevent CCTV from executing its growth strategy, which could cause its business to suffer.

Although there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market.  These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability are largely dependent upon the effectiveness of economic measures undertaken by the governments, together with legal, regulatory, and political developments.

Fluctuations in the global economy may adversely affect Russia's economy and CCTV's business.

Russia's economy is vulnerable to market downturns and economic slowdowns elsewhere in the world.  As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy.  In addition, a steep decline in the world price of oil could slow or disrupt the Russian economy because Russia produces and exports large amounts of oil.  These developments could severely limit CCTV's access to capital and could adversely affect the purchasing power of CCTV's customers and, consequently, CCTV's business.

Sustained periods of high inflation may adversely affect CCTV's business.

Russia has experienced high levels of inflation since the early 1990s.  Inflation increased dramatically following the August 1998 financial crisis.  The government's history of printing money to pay back wages, pensions and some of its debt has prompted concerns of hyperinflation.  Due to high inflation and other economic and political pressures, the ruble lost significant value against the U.S. dollar and other foreign currencies in 1998 and 1999. CCTV's operating results could suffer if it is unable to sufficiently increase its prices to offset increased inflation.

Social instability in Russia could lead to increased support for centralized authority and a rise in nationalism, which could restrict the manner in which CCTV operates its business.

Social instability in Russia, coupled with difficult economic conditions, could lead to increased support for centralized authority and a rise in nationalism.  These sentiments could lead to restrictions on foreign ownership of Russian companies in the data communications industry or large-scale nationalization or expropriation of foreign-owned assets or businesses.  Although the Company does not anticipate the nationalization or expropriation of CCTV's assets, the concept of property rights is not well developed in Russian law and there is not a great deal of experience in enforcing legislation enacted to protect private property against nationalization and expropriation.  As a result, the Company may not be able to obtain proper redress in the courts, and CCTV may not receive adequate compensation if in the future the Russian government decides to nationalize or expropriate some or all of its assets. If this occurs, the Company's business could be harmed.

USE OF PROCEEDS

We will not receive any proceeds from the sales of the shares by the selling stockholders.  Also, we will bear most of the costs of registering the shares covered by this prospectus.  Those costs include registration and filing fees and the fees and expenses of our counsel and accountants.

The selling stockholders will be responsible for any underwriting discounts and commissions or expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services.

SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our Common Stock as of September 27, 2004 by the selling stockholders.  All the shares being offered by the selling shareholders were acquired on February 24, 2004 in exchange for shares of ABC Moscow Broadband Communication Limited ("MBC").  As part of the MBC exchange, the Company and the holders entered a Registration Rights Agreement pursuant to which the Company agreed under certain circumstances to register the shares of the Company received in exchange for the shares of MBC.

Selling Stockholders	Shares Beneficially Owned Prior to the Offering	Shares Being Offered	Shares Beneficially Owned After the Offering	Percentage Beneficially Owned After the Offering
Field Nominees	804,000	804,000	0	**
Sputnik Investment Ltd.	150,000	150,000	0	**
Hillside Capital Incorporated	245,000	150,000	95,000	1.1%
Sterling Grace Capital Management L.P.	135,000	135,000	0	**
Drake Associates LP	89,250	89,250	0	**
I.R.A. FBO Francis E. Baker*	200,505	75,000	125,505	1.4%
Firebird Republic Fund, Ltd.	75,000	75,000	0	**
Islandia, L.P.	75,000	75,000	0	**
Thomas McPartland*	86,000	75,000	11,000	**
Dr. Phillip T. George	64,321	64,321	0	**
The Anglo American Security Fund, LP	45,000	45,000	0	**
Arthur C. Merrill	41,250	41,250	0	**
Sage Venture Partners LLC	37,500	37,500	0	**
James Pinto*	95,976	33,461	55,515	**
Diversified Long Term Growth Fund LP	31,500	31,500	0	**
Firebird Fund, L.P.	30,000	30,000	0	**
Hildegarde E. Mahoney	30,000	30,000	0	**
Galt Nominees	30,000	30,000	0	**
Maranello Holdings, LLC	30,000	30,000	0	**
Firebird New Russia Fund, Ltd.	22,500	22,500	0	**
Moretons Holdings, LP	22,500	22,500	0	**
Anne Marie Lubrano	15,000	15,000	0	**

John R. Grace	15,000	15,000	0	**
JOP LLC	15,000	15,000	0	**
D & J Equity Partnership L.P.	15,000	15,000	0	**
Woodmont Capital LLC	15,000	15,000	0	**
Peter Bennett	156,554	11,250	145,304	1.7%
Oliver H. L. Bennett	11,250	11,250	0	**
Allen D. Jebsen	11,250	11,250	0	**
Frank's Sports Corp.	10,500	10,500	0	**
Bradley P. Dorman	7,500	7,500	0	**
Pascal N. Levensohn	7,500	7,500	0	**
Damon H. Ball	7,500	7,500	0	**
Murdoch & Company	7,624	7,500	124	**
Harvey Sawikin	6,000	6,000	0	**
John H. Pinto	4,018	4,018	0	**
James D. Sterling	3,750	3,750	0	**
Kevin A. Daigh	3,750	3,750	0	**
PMTZ,LLC	3,750	3,750	0	**
Ruth Jervis, Trustee FBO Wayne Jervis, III	3,750	3,750	0	**
Frank N. Brown	3,750	3,750	0	**
Robert S. Field	3,450	3,450	0	**
John M. Cefaly	3,000	3,000	0	**
James Reeves	2,250	2,250	0	**
Celeste Pinto McLain	1,961	1,961	0	**
Oliver Grace C/F Courtland Palmer UTMA NY	1,950	1,950	0	**
Oliver Grace C/F Eric Royce Palmer UTMA NY	1,950	1,950	0	**
Oliver Grace C/F Randall Palmer UTMA NY	1,950	1,950	0	**
Oliver Grace C/F Reed Charles Palmer UTMA NY	1,950	1,950	0	**
Andrew M. O'Shea*	26,626	1,500	25,126	**
Michaela Mullady	1,500	1,500	0	**
Edward C. Lord	1,500	1,500	0	**
William J. Conway, Jr.	944	944	0	**
Eric Johnston	750	750	0	**
Mark Ford	750	750	0	**
Phillip K. Howard	295	295	0	**
TOTAL		2,250,000

*    As directors and officers of the Company, these persons are subject to the Company's Insider Trading Policy and Section 16(b) of the Securities Exchange Act of 1934 and therefore may be subject to restrictions on their ability to sell the shares at certain times.

**   Less than 1% of the outstanding Common Stock.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares in one or more transactions on the Nasdaq National Market, in privately negotiated transactions, or a combination of such.  They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices.  The selling stockholders may sell shares to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares.  The selling stockholders and any broker-dealers that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any commissions and any profit on the resale of shares they receive may be deemed to be underwriting discounts and commissions under the Securities Act.  We have agreed to indemnify the selling stockholders against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Thomas L. Seifert, P.C., of New York, NY, will pass on the validity of the shares offered by this prospectus.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended February 29, 2004 have been so incorporated in reliance on the report of ZAO PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses, other than broker-dealer discounts and commissions, payable by us in connection with the sale and distribution of the shares of Common Stock registered hereby.  Pursuant to various agreements, we are paying all of the expenses incurred on behalf of the Selling Stockholders (other than discounts and commissions).

SEC registration fee..............................................................................................................	$2,368
Legal fees and expenses........................................................................................................	5,500
Accounting fees and expenses...............................................................................................	15,938
Miscellaneous.......................................................................................................................	1,194
Total expenses............................................................................................................	$25,000

Item 15.  Indemnification of Directors and Officers

The registrant's Certificate of Incorporation provides that the personal liability of the directors of the registrant shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL").  Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director; however, the Certificate of Incorporation does not eliminate the liability of a director for (i) any breach of the director's duty of loyalty to the registrant or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.  The effect of this provision is to eliminate the rights of the registrant and its stockholders (through stockholders' derivatives suits on behalf of the registrant) to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above.  The limitations summarized above, however, do not affect the ability of the registrant or its stockholders to seek nonmonetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

In addition, the registrant's Certificate of Incorporation and Bylaws provide that the registrant shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL.  Section 145 of the DGCL permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We maintain insurance for officers and directors against certain liabilities, including liabilities under the Securities Act.  The effect of this insurance is to indemnify any of our officers or directors against expenses, including, without limitation, attorneys' fees, judgments, fines and amounts paid in settlement, incurred by an officer or director upon a determination that such person acted in good faith.  The premiums for such insurance are paid by us.

Item 16.  Exhibits

The following is a list of exhibits filed as a part of this registration statement or incorporated by reference herein:

Exhibit No.        Description

4.1             Certificate of Incorporation. (1)

4.1(a)         Certificate of Amendment to Certificate of Incorporation filed October 27, 2003. (2)

4.1(b)         Certificate of Amendment to Certificate of Incorporation filed November 4, 2003. (3)

4.1(c)         Certificate of Amendment to Certificate of Incorporation filed February 24, 2004. (4)

4.2              Bylaws. (5)

5                Opinion and Consent of Thomas L. Seifert, P.C. as to the legality of the shares to be registered. (6)

23.1           Consent of Thomas L. Seifert, P.C., included in opinion filed as Exhibit 5. (6)

23.2           Consent of Independent Registered Public Accounting Firm. (6)

23.3           Consent of Independent Accountants. (6)

23.4           Consent of Independent Accountants. (6)

24.1            Power of Attorney, included in signature page of this Registration Statement. (6)

__________________

(1)    Incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended February 28, 2002 (Commission File No. 0-1460).
(2)    Incorporated herein by reference to Exhibit 3.1(a) to the Registrant's Current Report on Form 8-K filed February 27, 2004 (Commission File No. 0-1460).
(3)    Incorporated herein by reference to Exhibit 3.1(b) to the Registrant's Current Report on Form 8-K filed February 27, 2004 (Commission File No. 0-1460).
(4)    Incorporated herein by reference to Exhibit 3.1(c) to the Registrant's Current Report on Form 8-K filed February 27, 2004 (Commission File No. 0-1460).
(5)    Incorporated herein by reference to Exhibit 3 (II) to the Registrant's Annual Report on Form 10-K for the year ended February 28, 1999 (Commission File No. 0-1460).
(6)    Filed herewith.

Item 17.  Undertakings

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospects filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 12, 2004.

MOSCOW CABLECOM CORP.

                                                            By:/s/  Oliver R. Grace, Jr.
                                                                  Oliver R. Grace, Jr.
                                                                  Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Know All Persons by These Presents, that each person whose signature appears below constitutes and appoints Oliver R. Grace, Jr. and Francis E. Baker, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including, without limitation, post-effective amendments and any amendment or amendments or registration statement increasing the amount of securities for which registration is being sought) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, of their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Oliver R. Grace, Jr. Oliver R. Grace, Jr.	Chairman of the Board, President and Chief Executive Officer	October 12, 2004
/s/ Francis E. Baker Frances E. Baker	Director	July 30, 2004
/s/ Louis A. Lubrano Louis A. Lubrano	Director	August 16, 2004
/s/ Thomas McPartland Thomas McPartland	Director	August 12, 2004

/s/ James J. Pinto James J. Pinto	Director	August 16, 2004
/s/ Vladimir Serdyuk Vladimir Serdyuk	Director	July 22, 2004
/s/ Valentin Lazutkin Valentin Lazutkin	Director	July 22, 2004
/s/ Sergey Mitrikov Sergey Mitrikov	Director	July 22, 2004
/s/ Alexander Vladislavlev Alexander Vladislavlev	Director	July 22, 2004
/s/ Andrew M. O'Shea Andrew M. O'Shea	Chief Financial Officer (Principal Financial and Accounting Officer)	October 12, 2004